MAY 21, 2026

Securing Maximum Value for Fermi Shareholders

A Case for Running an Independent Strategic Alternatives Process for Project Matador

PRESENTED BY

Toby R. Neugebauer
Vicksburg Investments Management LLC
Melissa A. Neugebauer 2020 Trust

DISCLAIMER

The views expressed in this presentation represent the opinions of Toby R. Neugebauer and two of his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the "Fermi Founder Parties"), which beneficially own shares of Fermi Inc. (the "Company"), together with David A. Daglio, Charles M. Elson, John T. Jimenez, Janet Yang, Sheila Hooda and Juan A. Pujadas (collectively, the "Participants"), and have been derived or obtained from publicly available information with respect to the Company and from third-party reports. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of their opinions expressed herein at any time. The information in this presentation is current only as of the date of this presentation. The Participants disclaim any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the U.S. Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. The Participants are not responsible nor have any liability for any misinformation contained in any SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections and potential impact of any opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

This presentation is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Fermi Founder Parties currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Fermi Founder Parties from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares, subject to applicable trading rules.

Although the Participants believe the statements made in this presentation are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, the Participants make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication they make with respect to the Company and any other companies mentioned, and the Participants expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials in this presentation contain forward-looking statements made by the Participants in their independent capacity as shareholders of the Company. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "intend," "project," "will," "may," "would," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on the Participants' current views and expectations, speak only as of the date of these materials and are subject to inherent risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve risks and uncertainties with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants.

Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Except to the extent required by applicable law, the Participants will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.



01

SECTION 01 · SUMMARY

Executive Summary

Why we are calling for a special shareholder meeting to elect a new Board majority

Fermi Must Explore Every Option - and Shareholders Must Decide

THE COMPANY

Fermi has built an extraordinary business on a uniquely rare asset - but execution of the next phase remains highly contingent at this critical early phase of Project Matador.

THE PROBLEM

The current Board is asking shareholders to stomach four major risks and expressly forgo the opportunities that may arise from a strategic alternatives process.

LEASE PRICING RISK	FINANCING RISK	DILUTION RISK	EXECUTION RISK
Rushing a tenant contract and sacrificing on pricing may anchor terminal value for 15–20 years.	Further parent-level capital and several billions of dollars of project capital required to support the first campus alone.	Fermi 2.0 'strategic investors' (client-tenants, sovereign wealth funds, third parties) have yet to be sized, priced, or named. This process might heavily dilute current shareholders	Counterparty risk across customers, contractors, and vendors - defaults can trigger substantial liquidated damages and financing guarantees.

OUR REMEDY

An independent, <u>dual-track</u> process that evaluates every market outcome - before irreversible value and market opportunity is lost.

INDEPENDENT COMMITTEE	BANKER-LED MARKET TEST	DUAL TRACK	EVIDENCE-BASED DECISION
Independent directors lead the review - with no prior commitment to any outcome.	Six buyer categories engaged through a formal process led by an independent banker.	Strategic bids tested side-by-side with the company's standalone leasing path on the same evaluation framework.	The path producing the best risk-adjusted outcome for all shareholders wins.

Why We Called A Shareholder Vote

We are calling on shareholders to elect a Board willing to evaluate every path to maximize value — before any value erodes

WHY WE DID THIS
Five reasons we are calling on shareholders to elect a new Board

 **01**

The Board Refused to Run a Process — Shareholders Must Force One

The Board declined to run a strategic alternatives review or test market interest. Shareholders deserve a Board willing to evaluate every option.

 **02**

Stock Overhang & Decline has Impaired Cost of Capital

As seen in the November (2025) stock decline, large shareholders can exert negative pressure on Fermi's share price. In addition, the recent Fermi leadership changes have widened the cost-of-capital gap. Every month of uncertainty makes it harder to finance the build at acceptable terms.

 **03**

Time-to-Power is the Asset — Delay Erodes the Premium a Buyer Will Pay

Our competitive moat is our head start. Permits, OEM slots, and capital have been lined up and replicating Project Matador as it stands today would take a competitor over 5 years. Further, delay erodes the premium a buyer will pay.

 **04**

Credible Buyers Exist — Dual-Track Maximizes Competitive Tension

We believe there are many credible potential counterparties – including hyperscalers, neoclouds/data-center platforms, chip manufacturers, and financial sponsors. A dual-track process can maximize competitive tension.

 **05**

The Wrong Long-Term Contract Hurts Terminal Value Forever

A poorly structured tenant agreement would lock in pricing that can erode Fermi's value for decades. A focused Board running a dual-path process would negotiate from strength - not under duress.

WHAT THIS IS NOT
Anticipating — and rejecting — three counter-narratives



Toby Neugebauer Is NOT Seeking the CEO Role

This has nothing to do with management succession. Toby is not running for CEO. Toby expects that the Independent Nominees will run a CEO search or continue the search led by the Board.



This is NOT a One Outcome Solution

We are seeking a Board willing to evaluate all options - including a standalone build, strategic partnership, or a sale. The current Board refuses to listen to all market alternatives. The new Board will look - and let the market speak.



Interests are 100% Aligned with Shareholders

We are large shareholders acting in the interest of 100% of Fermi shareholders. The singular question is which path maximizes value for every shareholder, and a Board that will not even ask the question cannot answer it. Neither Toby, his Vicksburg entity, or the Melissa A Neugebauer 2020 Trust has sold a single share since IPO lockup expired



02

SECTION 2 · EXECUTION

Fermi's Execution, Progress & Stock Performance

A rare, permitted, partially capitalized platform – built in 15 months and 2.5 – three years ahead of any greenfield competitor

Fermi Is a World Class Company

AND

Project Matador Is a World Class Asset

A 7,500-acre private grid — permitted, capitalized, and powered.

Project Matador - What Has Been Built in 15 Months



11 GW+

Private power-grid
and data-center campus

Amarillo, Texas · Adjacent to the U.S. DOE's Pantex Plant

7,500 acres on a 99-year ground lease with the Texas Tech University System

6 GW Clean Air Permit APPROVED (second largest in the nation) + an additional 5 GW application pending

50+ FTEs fully immersed in the development and steadily executing

$1B+ in financing facilities - majority led by MUFG

2+ GW of generation capacity secured

450 MMcfpd gas pipeline installed and 300+ MMcfpd of firm transport contracted

2.5MGD of water from Amarillo and a path to ~18.5MGD of max peaking availability via adjacent properties, with water line and tower one complete

First large-scale nuclear COL application accepted for review by the Nuclear Regulatory Commission (NRC) in over 15 years

Source: FRMI 10-Q, Shareholder Letter, 10-K, Fermi Inc. Press Releases



EXECUTION & PROGRESS

A Scarce Platform that is Difficult to Replicate at Speed

Five connected assets. Each valuable independently. A world-class platform when combined.

Land & Site

7,500 acres in Amarillo · adjacent to DOE Pantex · multi-pathway energy site

Head Start vs Greenfield

8—12 Months

Regulatory & Nuclear

~6 GW Clean Air Permit secured, additional 5 GW Clean Air Permit filed · NRC-accepted COLA · NEPA / EIS pilot

Head Start vs Greenfield

12—18 Months

Power-Generation & Infrastructure

2+ GW secured · OEM gas turbine slots

Head Start vs Greenfield

48—60 Months

Capital & Commercial

$1B+ in capital raised with strong tenant awareness of the asset

Head Start vs Greenfield

12—24 Months

Human Capital

As of April 17, Fermi had 50+ Full Time Employees along with industry partnerships across local utilities, EPCs, supply chain manufactures, regulators, and local trades

Head Start vs Greenfield

8—12 Months

NET HEAD START

~2 – 3

YEARS

vs. Greenfield 2.2 GW Build

A buyer should value Fermi based on time-to-power, replacement cost, and regulatory scarcity, not public-market multiples.

Note: Referenced timeframes are internal estimates/approximations.

A Diverse Generation Portfolio for Hyperscale Reliability

Designed to deliver early power, sustain hyperscale loads, and optimize long-term economics.

     

Power Source	Xcel Grid Capacity	GE FR6B	GE TM2500	Siemens SGT-800	SGT6-5000F	Siemens SGT-800
Status	• ESA Signed • First 86 MW interconnected • Remaining 114 MW needs simple 4.5-mile extension to be constructed	• Currently in Houston refurbishment shop • Foundations poured at site • Refurbishment expected to be complete in June of 2026	• Currently in Houston • Site work already occurring (leveling, compacting); step-up and step-down transformers secured.	• All turbines in Port of Houston and cleared by customs • Awaiting transport to site • Foundations are prepped to be poured	• GT #1 and #2 complete and in storage in North Sea Port • GT #3 in final assembly in Berlin, Germany • Estimated delivery Q3 2026	• Under Contract with OEM, turbines being manufactured in Germany • First deliveries land in H2 of 2028
Number of Units	N/A	3	7	6	3	6
Total Capacity (est.) Simple | Combined	200 MW	114 MW | N/A	124 MW | N/A	294 MW | 394 MW	726 MW | 1,047 MW	294 MW | 394 MW
Ownership Structure	Electric Service Agreement (Xcel / SPS)	Owned	20-Year Capital Lease	Owned	Owned	Contracted (Financed by Beal)

Note: MW figures are approximations between ISO and site condition output.









EXECUTION & PROGRESS

Construction Execution – Horizontal Infrastructure Ready

Water Pipeline

Phase 1-2 Installed

2.5 MGD Firm from COA

- 7.2 miles of 24-inch on-campus water pipeline installed
- 2 MG on-site storage tank in service
- 2.5MGD of water from Amarillo and a path to ~18.5MGD of max peaking availability via adjacent property ground leases

WHY IT MATTERS

Sized for 10+ MGD of generation

Gas Pipeline

450 MMcfd Installed

4.6 Miles of on-site lines installed

- Installed 4.6 miles of on-campus gas pipeline - capacity of 450 MMcfd, more than enough for the first ~3 GW of generation
- Firm, redundant fuel supply tied directly into Energy Transfer's interstate system (no intermediary, no allocation risk)

WHY IT MATTERS

First 2 GW of fuel secured

Generation Foundations

Phase 0 Complete

Horizontal construction complete

- GE 6B turbine pads complete and ready for installation
- SGT-800 slabs are rebar-ready with concrete to follow
- Constructing ahead of equipment arrival - no lag between delivery and installation

WHY IT MATTERS

Foundations ahead of equipment

SPS Grid Power

200 MW

Day-one · ramps via low-lift project

- Agreement with Xcel Energy subsidiary SPS delivers 86 MW of grid power immediately
- Will ramp to 200 MW via a 4.5 mile transmission line extension
- Reliable power immediately while the campus generation fleet comes online – no impact on the grid or TX ratepayers

WHY IT MATTERS

Day-one power for early tenants

Electrical Equipment

800 MW Procured

+1.6 GW in direct procurement visibility

- Secured ~800 MW of high-voltage transformers and switchgear
- Longest-lead, hardest-to-source components in any large power project - ordered early, ahead of the rest of the market

WHY IT MATTERS

12–18 month lead-time advantage

Source: Fermi SEC Filings and Press Releases.

Site Progress Through March



FRMI Stock Story Does Not Match its Execution Progress



Mgmt notified of Pencross Block for Sale: -46% from 10/31/25-11/25/25

AICA Terminated: -34% on 12/12/25

Pencross Discloses 4.4M Shares Sold: -6% over 4 days post filing (2/17/26-2/23/26)

10-K + Caddis 11M Shares Sold: −13% in 1 day (3/30/26)

CEO Terminated: -22% 2 days post event (4/17/26-4/21/26)

5/15/26 13D and 13G/A Released (42M shares sold in total from insiders) -10% from 5/15 close to 5/19 close

FRMI ($) — FRMI share price — Cumulative execution events — EXEC. EVENTS

#	Date	Event
1	OCT 27, 2025	Hyundai E&C FEED Contract Signed for AP1000 Engineering
2	OCT 27, 2025	Doosan Enerbility Forgings Agreement for nuclear long-lead items
3	OCT 28, 2025	Amarillo City Council Approves 2.5 MGD Water Deal
4	NOV 3, 2025	$150M AICA Signed with First Prospective Client (Tenant 1)
5	FEB 6, 2026	Initial Construction Phase Complete at Project Matador
6	FEB 9, 2026	First 6 Siemens SGT-800 Gas Turbines arrive at Port of Houston
7	FEB 10, 2026	MUFG Bank $500M Equipment Financing Facility closed & F-class units acquired
8	FEB 19, 2026	Secured $100M+ from Keystone National, securing 800MW of high voltage equipment
9	FEB 25, 2026	Final 6 GW Clean Air Permit Approved by TCEQ
10	MAR 27, 2026	Filed Application with TCEQ for additional ~5 GW (East side)
11	MAR 27, 2026	$165M CSG Investments Equipment Financing (Beal Bank)
12	MAY 14, 2026	Company Q1 earnings call

Sources: Fermi Inc. SEC filings; PR Newswire press releases (Oct 2025 – May 2026); FactSet market data; Fermi Shareholder 13G and 13D Reports. NASDAQ daily closing data, Oct 1, 2025 – May 15, 2026. Percentage changes are approximate based on close-to-close calculations.



03

SECTION 03 · THE THESIS

Our Thesis for A Strategic Go-To-Market

Why we are pursuing a dual path process and why the buyer universe is ready to bid

OUR THESIS • DUAL-TRACK SCOPE

Dual Paths. One Independent Process.

The new independent board would evaluate credible structures within both paths, on the same framework.

PATH 1 • STRATEGIC

New Board Pursues M&A Transaction

- **Change-of-control transaction**; defined-scope strategic path
- **Credible structures considered** including cash, stock, mixed, controlling stake, or full acquisition
- **All six buyer categories** engaged through banker-led process
- **Strategic & control premium** captured for shareholders through competition
- **Tested by the Independent Board** on the same evaluation framework

PATH 2 • LEASING

Management Continues its Tenant Strategy

- **Continue current outreach** as planned by the existing Board
- **All tenant contracting models considered** both powered shell, or turnkey
- **Project + parent capital** raised incrementally; potential dilution
- **No change in control**; standalone equity valuation today
- **Tested by the Independent Board** on the same evaluation framework

Both paths evaluated independently, on the same framework, by the same independent board.

OUR THESIS - THE BEST OWNER PRINCIPLE

Shareholders Want to Sell to the Buyers Who Pay the Most

Two buyers can look at Fermi today. They see the same company and asset, but have very different motivations to own it.

STRATEGIC PARTNER OR ACQUIER

The Bottlenecked Strategic

A hyperscaler, chipmaker, industry-adjacent financial sponsor, or data-center developer with a capacity problem they can't solve on the open market.

- **Capacity-constrained: must have power**
  Industry strategics are competing intensely for an edge to advance their business models and capture market share. Fermi has some of the most abundant near-term supply of a critical input to that mission.
- **Lower cost of capital: benefits accelerated execution and value realization**
  Companies with investment-grade balance sheets or tier-1 sponsors can accelerate timelines and execution quality on major financings and project deliveries.
- **Captures synergies: pays for control, not just yield**
  Vertical integration with their own compute, fab, or colo demand turns Fermi's MW into their margin, not someone else's.
- **Pays through their own multiple**
  Hyperscaler / chip / DC developers are stabilized and well-diversified. Earnings from the Fermi asset, coupled with the strong multiples the potential buyers trade at, should be accretive to their shareholders.

CURRENT MARKET BUYER

The Public Market Investor

A passive shareholder underwriting Fermi's standalone execution at today's $5–7 share price.

- **Underwrites execution risk through the multiple**
  Near and long-term milestones across tenant contracting, construction, financing, permitting, and procurement are all major risks to shareholder value.
- **Discounts for capital risk at every raise**
  Billions are required at the SPV level to satisfy construction of the first campus alone - contingent on tenant lease terms and guarantees. Future parent-level equity raises can be dilutive to shareholders.
- **Cannot underwrite future tenant pricing and applies a haircut**
  Tenant lease terms may set a market precedent that impacts the terminal value of the asset.
- **Discounts the asset, doesn't capture synergies**
  Peer shareholders likely apply a higher discount rate given Fermi is a first time developer and the recent noise around management changes. There are no operating synergies to monetize for current passive shareholders.

Maximizing Value for All Shareholders Means Selling to the "Best Buyer" – Who Will Pay the Most for Their Shares

Source: Fermi 10-K (3/30/2026), 10-K/A (4/30/2026), 10-Q (5/15/2026).

What the Ideal Best Buyer Will Bring – The Three C's

The lens through which an independent process should evaluate every potential buyer – and the framework that converts the standalone risk profile into a derisked platform.

01 C Capital
Low cost of capital · investment-grade balance sheet

- Funds remaining $70B+ Phase 1–4 capex without dilutive equity raises
- Sub-5% cost of debt vs. depressed standalone WACC
- Can absorb larger completion and liquidity (financing) guarantees

DERISKS

Financing & dilution risk

02 C Customer
Captive offtake or anchor-tenant capability

- Existing AI compute or power demand to internalize
- Acts as anchor tenant for the first phase of capacity
- Validates remaining capacity for sub-tenant agreements

DERISKS

Texas Tech lease & tenant contracting risk

03 C Construction
Hyperscale data center or large-scale power expertise

- Track record building hyperscale data centers and/or generation at scale
- Operational capability to execute the full 11+ GW build-out

DERISKS

Execution & cost-overrun risk

ALL THREE TOGETHER
The Best Buyer

Each C alone is only partial. Together the Three C's convert Project Matador's standalone risk profile into a derisked, fundable, and executable platform

Six Buyer Categories Orbiting Project Matador



Captive AI compute demand

Hyperscalers

Designated power for chip/semiconductor contracts

Chip/Semi Companies

Business line strategic diversification · balance sheet strength

Oil & Gas Majors

PROJECT **MATADOR** 11+ GW

Vertical integration of compute & power

NeoClouds

Operating capability · construction execution

Data Center Developers

Infra. PE / Sovereign Wealth

Long-duration capital · cost-of-capital arb

A diverse set of strategic suitors, drawn from the most well-capitalized and competitive industries on the planet, at a critical moment of need and disruption







OUR THESIS · UNIT ECONOMICS

Three Buyer Types – Illustrative Economics

Illustrative Annual EBITDA per 1 GW of capacity for each buyer type.

01
Data Center Developer

Turnkey development + Triple-net lease

ASSUMPTIONS

- 1 GW critical IT load (post-PUE)
- $11B build cost per GW · 8-10% YOC

ANNUAL CASH FLOW

Real Estate NOI	$990M
ANNUAL EBITDA	**$990M**

Est. EBITDA / GW

$990M

02
Hyperscaler

Captive AI compute revenue

ASSUMPTIONS

- 1 GW critical IT load (post-PUE)
- AI cloud revenue per GW per year (industry: $12-20B)
- ~35% margin on AI services

ANNUAL CASH FLOW

AI Cloud Revenues	$12-20B
AI Cloud Operating Margin	35%
ANNUAL AI CLOUD EBITDA (estimated)	**~$5.6B**

Est. EBITDA / GW

$5.6B

03
Chip/Semi Company

Designer margin + vertical integration

ASSUMPTIONS

- 1 GW critical IT load
- AI cloud revenue per GW per year (industry: $15- 20B)
- Chip margin (industry 50-70%)

ANNUAL CASH FLOW

Chip Revenues	$15-20B
Operating Margin	60%
ANNUAL OPERATING INCOME	**$10.5B**

Est. OPERATING INCOME / GW

$10.5B

NOTE: Figures outlined above are for illustrative purposes ONLY. Benchmarks are aligned with publicly available earnings data and analyst reports across a multitude of peers in each market segment.

The Value Uplift Justifies a Premium Price

The acquisition of 2.2 GW of co-located gross power, with significant room to scale, supports a consistent pipeline of earnings measured in the **billions**. Capitalized at each acquirer's prevailing forward multiple, that cash flow translates into a material uplift in enterprise value.

Data Center Developer	Hyperscaler	Chip / Semiconductor
Stabilized, contracted real-estate income, secured against the delivered power footprint on a long-dated, net-lease basis.	The same capacity monetized as captive AI compute, generating recurring platform-level operating cash flow at scale.	Highly sticky product suite that recycles several times throughout the customer's lease term.
FORWARD MULTIPLE	FORWARD MULTIPLE	FORWARD MULTIPLE
~20x	**~15x**	**~22x**
Capitalized on developer / core-infrastructure multiples.	*Capitalized on prevailing platform earnings multiples.*	*Capitalized on sector multiples, normalized for hold.*

Across all three acquirer profiles, the same underlying asset yields a clear and defensible valuation uplift.

Forward multiples reflect sector medians per FactSet (5/1/2026); semiconductor multiple normalised to reflect a sustained long-term hold. Illustrative only; benchmarked to publicly available earnings data and analyst reports across comparable peers in each segment.

OUR THESIS • NUCLEAR SPIN-OUT

Additional Value - Spin Out the Nuclear Business

Crystallize a two-year permitting lead. Two businesses, two capital structures, two timelines.

01 Regulatory

NRC-Accepted Combined Operating License Application under formal review.

4

AP1000 Reactors

02 Engineering

Completed feed study with Hyundai for AP1000 engineering and construction.

EPC

Tier 1 Partner

03 Supply Chain

Forgings agreement with Doosan for AP1000 pressure-vessel supply.

4–6

Yr Lead-Time

04 Site

Site characterized for nuclear materials, Pantex-adjacent, NRC standards met.

DOE

Adjacent Site

05 Timing

Permitting two years ahead of every other U.S. greenfield AP1000 application.

2

Years Ahead

TIMING ADVANTAGE

2 YEARS

permitting lead vs. U.S. Greenfield AP1000

WHY A SPIN-OUT NOW

Separate Capital - DOE loan guarantees vs. corporate debt & tenant economics

Separate Investors - SWF, infra PE & nuclear OEMs vs. AI / digital-infra capital

Separate Horizons - 7–10 yr nuclear build vs. 18-month DC cash flow

Unlock Hidden Value - Nuclear receives little credit in DC-led valuation

Two businesses with different capital, timelines, and investors. **Separation unlocks both.**



04

SECTION 04 · BACKGROUND TO PROXY

Board Opposition & Entrenchment

How the current Board has foreclosed price discovery and rewritten the rules to entrench itself

24 Hours From "Strategic Review" to "Not for Sale"

On April 20, the Founder Parties called for a strategic review. Twenty-four hours later, the Board declared no sale. Three weeks later, the position hardened



APRIL 20, 2026

Founder Parties Press Release

"We are calling on the Board to immediately initiate a comprehensive review of all strategic alternatives — including a sale — to maximize value for all shareholders."

24 HOURS LATER

APRIL 21, 2026

Fermi Inc. Press Release

"The Company firmly believes that a sale is not in the best interest of its continued momentum on Project Matador."

THREE WEEKS LATER — POSITION HARDENS

MAY 14, 2026 • Q1 EARNINGS CALL

Statement from Fermi Management

"Next, our former CEO's ill-advised call for an immediate sale of the company. The Board has carefully considered that view and rejected it outright"

– Marius Hass, Director & Chairman of Board

THE COMPANY HAS NOT COMMUNICATED

WHO?

The Strategic Partner

The Company speaks of "strategic investors" and "sovereign funds" — without naming a single counterparty.

WHAT?

The Deal Structure

No transaction structure disclosed. No valuation range. No terms. Shareholders are asked to wait for terms they cannot evaluate.

WHERE?

The Independent Banker

No financial advisor disclosed. No banker mandate announced. No formal process framework shared with shareholders.

HOW MUCH?

The Dilution

If not a sale, how much equity is required? At what price? At ~$6, every share issued is permanent dilution.

Sources: Fermi Inc. press releases (April 21, 2026; May 14, 2026 earnings call); Founder press release (April 20, 2026); Solicitation Statement (May 5, 2026).

Timeline of Board Entrenchment

In 27 days, the Board has pulled rights away from shareholders and concentrated them in its own hands.

Company loses challenge and immediately takes unprecedented step to change the rules in the middle of the game, in violation of every corporate governance norm – **shareholders deserve better.**

1 Mr. Neugebauer Calls May 29 Meeting

Toby calls the May 29 Special Meeting - shareholders' first chance to vote on Fermi's future after the CEO removal.

2 Founder Ex-CEO Calls for a Sale

Private letter to the Board calling for sale exploration to a third party. Same-day press release reiterating the call.

3 Board Flips Same Day

AM: reps convey the Board will explore a sale. PM: Company declares no sale - without any Board review, advisor process, or deliberation.

4 Office of CEO Cancels Meeting

An "Interim Office of CEO" announces the May 29 meeting is cancelled — no statutory or governance authority cited.

5 List Refused; Federal Suit Filed

Refuses shareholder list under TX law / SEC rules. Sues Toby and nominees in federal court — in violation of its own charter — to block the meeting.

6 Committee Re-Cancels Meeting

A secretive board committee announces the meeting is cancelled again — still no authority cited.

7 Court Denies; 70% Bylaws Same Day

Federal court denies Fermi's silencing bid. Hours later, Fermi adopts 70% supermajority bylaws — an effective "insider veto" (Board allies own ~20–25%).

8 Suit Dropped; Solicitation Paused

Fermi drops its own lawsuit. With May 29 now legally impossible to hold, Toby pauses his solicitation and pivots to the shareholder-called meeting.

| APR 17 | APR 20 | APR 21 | MAY 4 | MAY 7–8 | MAY 11 | MAY 13 | MAY 15–19 |

Solicitation Statement, 5/5/26 — *Toby PR, 4/20/26* — *Fermi PR, 4/21/26* — *Fermi announcement, 5/4/26* — *5/7 demand response · Fed. Ct. 5/8/26* — *Fermi announcement, 5/11/26* — *Fed. Ct. 5/13 · 8-K 5/14 (Ex. 3.1)* — *Dismissal 5/15 · Toby PR 5/19*

THE NET EFFECT

Powers that previously sat with shareholders - calling meetings, expanding the board, amending the bylaws – are now purposefully less viable due to Board action. The pattern of actions above transfers a right outward from holders and inward to incumbents.

Sources: Fermi press releases 4/21, 5/4, 5/11, 5/14 (Item 5.03 + Ex. 3.1); Toby Neugebauer press releases 4/20, 5/19; Solicitation Statement 5/5; Fermi v. Neugebauer et al. (N.D. Tex.) — complaint filed 5/8/26, court order denying preliminary injunction 5/13/26, voluntary dismissal 5/15/26.





BACKGROUND TO PROXY • STRUCTURAL ENTRENCHMENT

Their 70% Threshold is an Insiders Veto – We are Challenging It

The Board raised the vote threshold to add additional directors from 50% to 70%, while ~22.5% of shares are held by insiders.

OWNERSHIP COMPOSITION (APPROX.)

22.5%
40%
37.5%

Founder Aligned	~40%	*Believed to be aligned with shareholder review*
Maximum Public Float	~35-40%	*Maximum Potential Independent shareholders*
Minimum Board Insiders	~20-25%	*Structurally aligned with status quo*

THE MATH OF THE 70% THRESHOLD

70%

NEW THRESHOLD
to add additional directors,
raised from a simple 50% majority.

70% THRESHOLD

FOUNDER ALIGNED 40% | PUBLIC 37.5% | INSIDERS 22.5%

TO MEET THE 70% THRESHOLD:

Founder Aligned Parties (40%) + every Public share (37.5%) = 77.5%.

Founders must get effectively every single public shareholder's vote to expand the size of the board and elect new directors.

Given allowance for no-votes, voting against, or abstaining, there is a razor thin margin of error for a fair shareholder test.

A 70% threshold with ~22.5% blocked by Board insiders is mathematically equivalent to a Board veto.
This rule was changed by the Board mid-game to ensure shareholder votes cannot change anything.

Sources: Fermi Inc. bylaws / charter amendments.



05

SECTION 05 · OUR PLAN

A Credible, Independent Process and the Slate to Run It

A dual-track strategic review tested side by side, overseen by seven highly qualified directors with the expertise that the incumbent Board lacks

The Nominees for the Special Meeting

Founder

Independent

NOMINEES · FOR SHAREHOLDER-CALLED SPECIAL MEETING



David A. Daglio Jr.

M&A AND INSTITUTIONAL STRATEGY

- Former CIO, TwinFocus Capital Partners
- Former CIO, Mellon Investments ($500B AUM)
- Founder, BC-GUMPS (sold to TwinFocus 2022)
- Public board: Alkermes plc (2020–2025)



Charles M. Elson

CORPORATE GOVERNANCE

- Founding Director, Weinberg Center, U Delaware
- Executive Editor-at-Large, Directors & Boards
- Vice Chair, ABA Corp. Governance Committee
- Director: Enhabit · Encompass Health (2004–22)



John T. Jimenez

ENERGY FINANCE & OPERATIONS

- Former CFO, BKV Corporation (2021–2025)
- Former CFO, BP Gas & Power Trading Americas
- Critical role in BKV IPO + $1B+ shareholder value
- Director, BP Energy Company (2019–2021)



Janet Yang

CAPITAL MARKETS & CAPITAL STRUCTURE

- CFO, Reveam Inc. (since 2024)
- Former CFO, W&T Offshore — $1.7B financing
- Former Research Director, GMT Capital
- Public boards: Integra Resources, Saturn O&G



Toby Neugebauer

CORPORATE STRUCTURING & CAPITAL MARKETS

- Co-Founder, Fermi · largest shareholder (23%)
- Co-Founder, Quantum Energy Partners
- Co-Founder and Chairman of Crestmoor Capital Partners
- Founded Windrock Capital (acq. Macquarie)



Juan A. Pujadas

CAPITAL MARKETS AND GOVERNANCE

- Former Vice Chairman, PwC Global Advisory (2008–2016)
- Former Leader, US Advisory Practice, PwC LLP (2003–2009)
- Director, Wells Fargo (2017–2023) · Finance & Risk Committees



Sheila Hooda

TRANSFORMATIONAL STRATEGY & RISK OVERSIGHT

- CEO, Alpha Advisory Partners · McKinsey & Co. alumna
- Former senior leader at TIAA, Credit Suisse, Thomson Reuters, Bankers Trust
- Public boards: Enact Holdings

Each Independent Nominee has signed a nomination agreement with Vicksburg Investments Management LLC. Full bios per the Preliminary Solicitation Statement filed May 5, 2026.

OUR PLAN • BUYER ENGAGEMENT ROADMAP

Engagement Already Underway — 75 Days to a Firm Decision

PRE-PROXY • IPO + UNDERWRITINGS | 8 WEEKS PRE-VOTE | ~4 WEEKS POST-VOTE

IPO • OCT 2025 — MAY 5, 2026 — JUNE 30 • TARGET VOTE — AUGUST 1 • SIGN

Pre-Existing Engagement

Oct 2025 – May 5, 2026 • IPO + Underwritings + Leasing

What the Market Already Knows:

- **Public since October 2025** — IPO put Fermi's asset base on the radar of every strategic and financial buyer
- **4 equity underwriting rounds** — drawing material interest from large institutional investors
- **Hyperscalers engaged** — through the ongoing tenant negotiation and leasing process
- **Strategic counterparties** in continuous dialogue through capital raises and tenant outreach

The Market Knows Project Matador Very Well

Pre-Vote Soft Circling

May 5 – June 29 • 8 weeks • Founder Parties–Led

What Can Be Complete by June 30:

- **30+ counterparties** confidentially contacted across all six buyer categories
- **Banker shortlist complete** – Entertaining inbound interest from respected bulge bracket & boutique investment banks
- **Confidential information memo (CIM)** substantially pre-drafted by Founders M&A advisor

Post-Vote Formal Process

July 1 – August 1 • 4 weeks

What Can Be Complete by August 1:

- **Banker mandate signed**; data room live; management presentations complete
- **Binding bids received** from counterparties already engaged pre-vote
- **Standalone path quantified** on the same Board-adopted framework
- **Independent Director recommendation** to the full Board; counsel-led docs negotiated
- **Definitive agreement signed** and publicly announced

Signed and publicly announced August 1. *Closing follows, subject to HSR clearance and customary regulatory approvals.*

Sources: Fermi Inc. SEC filings; illustrative post-vote timeline based on comparable activist-led strategic-review processes.

Note: Assumes shareholder-called meeting is scheduled for June 30, 2026.



06

SECTION 06 · THE REBUTTAL

Misconceptions and Alignment

Responses to the Board's status-quo plan, the myths in circulation, and why shareholders — not directors — should decide

THE REBUTTAL • SETTING THE RECORD STRAIGHT

Company Claims vs. Facts

False characterizations of Mr. Neugebauer and Fermi's trajectory and the facts behind them.

	COMPANY CLAIM	FACT
01 STOCK PERFORMANCE	*Fermi's stock decline during Mr. Neugebauer's tenure reflects his failed leadership.*	Management did not receive one negative letter or correction from the incumbent board who governed the Company during the decline. Stock pressure came from a number of external factors including pre-IPO holders selling their interests and tenant delays
02 INTENT	*Mr. Neugebauer has made an ill-advised call for an immediate sale of Fermi.*	Mr. Neugebauer is calling for the Board to fulfill its fiduciary obligation by considering all options through an impartial process led by a qualified board, not a limited committee of the incumbent board exercising sweeping, undisclosed powers.
03 TERMINATION	*Mr. Neugebauer was terminated for cause after a careful and comprehensive process.*	On April 17, the Board terminated Mr. Neugebauer without cause. The Company's attempt to recharacterize his removal as "for cause" two weeks later is legally invalid and subject to pending litigation.
04 EXECUTION	*Fermi needs to operate differently from the previous leadership team.*	At his departure: 2+ GW generation, ~6 GW permitted, initial construction complete, ~$1B financing closed. Since termination, seven top executives have left, including those leading tenant acquisition, permitting, and finance.
05 GOVERNANCE	*Mr. Neugebauer is trying to take control of the Company*	Mr. Neugebauer has nominated six highly qualified and completely impartial candidates to the Fermi board. Neugebauer has not asked them to do anything other than what is in the best interest of shareholders. Neugebauer is not seeking the role of CEO.

Sources: Fermi Inc. public filings (April – May 2026); pending litigation; Founder Parties press releases.

THE REBUTTAL • SETTING THE RECORD STRAIGHT

Company Claims vs. Facts

False characterizations of Mr. Neugebauer and Fermi's trajectory and the facts behind them.

	COMPANY CLAIM	FACT
06 MANAGEMENT & BOARD	*Strengthened team — new Interim CFO, CEO search underway. Restructuring director brought on to oversee execution.*	The Company has appointed restructuring-focused directors with a clear mandate: do not consider a sale. That is not impartial governance; it is a predetermined outcome.
07 TENANT NEGOTIATIONS	*Active engagement with several potential tenants, currently in late-stage conversations with one.*	Rushed tenant deals lock in pricing for 15+ years — terminal value, forever. A long-term lease signed under duress sets the asset's price for two decades. A proper process produces competition and price discovery — not surrender.
08 NEAR-TERM LIQUIDITY	*Plans to raise near-term capital from a combination of client-tenants, sovereign wealth funds, and third-party strategic investors.*	Issuing equity at ~$6.00 (80% below peak) destroys value. Every share issued at depressed prices is the most expensive capital available. A sale or strategic recapitalization avoids permanent dilution at the bottom of the cycle.
09 PUBLIC VALUATION	*Actively executing on current business plan — aiming to reassure markets via announcements of new tenant and development partner.*	Press releases don't close the 75% IPO-to-current gap, buyers do. The decline is a structural disconnect between fundamentals and public-market discount rates. A competitive process is the only mechanism that resets the price.

Sources: Fermi Inc. press releases and SEC filings (April – May 2026);

Shareholders Should Decide the Future of Fermi.

This is about achieving maximum value for shareholders — and the shareholder democracy required to do it.

Mr. Neugebauer does not intend to return to management. His focus — and the Nominees' focus — is ensuring that Fermi's value is maximized for all shareholders. A credible, independent process can do that. The current Board has demonstrated, in fewer than 90 days, that it cannot.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Fermi Founder Parties, together with the other Participants, intend to file a definitive proxy statement on Schedule 14A, accompanying GREEN agent designations card, and other relevant documents with the SEC in connection with the solicitation of proxies with respect to the solicitation of agent designations for calling a special meeting of shareholders anticipated to be held on or around June 30, 2026 (the "Special Meeting").

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING THE GREEN PROXY CARD, THAT HAVE BEEN OR WILL BE FILED BY SUCH PARTICIPANTS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The Fermi Founder Parties filed a Schedule 13G with respect to the Company on November 14, 2025, which reported that Mr. Neugebauer beneficially owns 139,016,035 shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), Vicksburg Investments Management LLC beneficially owns 44,656,376 shares of Common Stock, and Melissa A. Neugebauer 2020 Trust beneficially owns 94,359,659 shares of Common Stock. As of the date hereof, none of the other Participants beneficially own any shares of Common Stock.